Exhibit 21.1

SUBSIDIARIES

The Company has the following wholly-owned subsidiaries:

Company	Jurisdiction of Incorporation or Organization	Status
MediXall.com, Inc.	Florida	Active
Medixall Financial Group, Inc.	Florida	Dormant
IHL of Florida, Inc.	Florida	Dormant
Health Karma, Inc.	Florida	Active
Medixaid, Inc.	Florida	Active